Exhibit 99.1

Qunar Announces Effectiveness of Employee Exchange Program

BEIJING, Dec. 15, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced that, following the employee share exchange program first announced on October 26, 2015, Ctrip.com International, Ltd. (“Ctrip”) issued Ctrip American depositary shares on December 10, 2015 to certain special purpose vehicles holding these shares solely for the benefit of Qunar employees.  Subsequently, the share exchange program became effective starting on December 14, 2015 and Qunar employees participating in the exchange program have begun to receive Ctrip ADSs.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of the announcement, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com